DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

April 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No.165 to the Registration Statement on Form N-1A of DWS High Conviction Global Bond Fund (to be known as DWS ESG Global Bond Fund) (the “Fund”), a series of Deutsche DWS Global/International Fund, Inc. (the “Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective amendment (the “Amendment”), which comments were received via telephone on April 9, 2019. The Amendment was filed on behalf of the Fund on February 28, 2019, and has an effective date of May 1, 2019.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new name.

Response: The series and class IDs will be updated on the effective date of the name change.

2.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus, and were sent via email on April 18, 2019.

3.	Comment: Please confirm that any fee waiver reflected in the expense table will extend for at least one year from the date of the prospectus.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in the Fund's fee table will extend for at least one year from the effective date of its prospectus.

4.	Comment: Please advise why “other expenses” for Class T shares are estimated.

Response: Since Class T shares are not operational as of the date of the prospectus and do not have any actual historical class-level expenses, the Registrant believes, consistent with Instruction 6(a) to Item 3 of

Form N-lA, that it is appropriate to estimate other expenses that would be specific to Class T shares.

5.	Comment: Under “Principal Investment Strategy,” please disclose the name of the affiliate that calculates the ESG rating and consider providing additional detail about how that rating is calculated. Such disclosure can be included in the “Fund Details” section of the prospectus.

Response: The name of the affiliate that calculates the ESG rating has been added to the disclosure. With respect to disclosure about how the rating is calculated, the disclosure has been modified slightly and currently sets forth the key factors that are applied to an issuer to determine the appropriate proprietary ESG rating. The Registrant believes the disclosure under “Management process” in the Fund Details section is appropriate.

6.	Comment: The prospectus includes “emerging markets risk” under “Principal Risks.” If this is a principal risk of the Fund please add disclosure in the strategy discussion.

Response: Disclosure has been added under “Principal Investment Strategy.”

7.	Comment: Under “Past Performance” and under “How to Buy and Sell Class T Shares” it is noted that Class T shares are not operational or available for purchase. Please confirm this disclosure is correct.

Response: Because Class T shares have not commenced operations as of the date of this prospectus, Class T shares do not have any class-specific performance figures and are not available for purchase by shareholders.

8.	Comment: Under “Management process” in the Fund Details section of the prospectus, reference is made to the International Corporate Governance Network (ICGN) Corporate Governance Principles and to the United Nations Global Compact Anti-Corruption Principle. Please consider adding disclosure describing what these are.

Response: Disclosure has been added under “Management process” in the Fund Details section.

9.	Comment: If accelerated effectiveness will be requested, please add the representation contained in Rule 484 of Regulation C under the Securities Act of 1933, as amended, to Part C, Item 30.

Response: The Registrant does not intend to request accelerated effectiveness of the Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

 /s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC

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